UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Successful Production of Personalized Cancer Immunotherapies in Phase 1/2a Clinical Trial for EVX-02.

On May 10, 2022, Evaxion Biotech A/S (the “Company”) issued a press release announcing that it has successfully produced all batches of personalized cancer immunotherapies for all patients enrolled in the Phase 1/2a clinical trial of EVX-02 in adjuvant melanoma.

Furnished as Exhibit 99.1 to this Report on Form 6-K is the Company’s Press Release dated May 10, 2022, related to the successful production of personalized cancer immunotherapies in the Company’s Phase 1/2a clinical trial for its product candidate EVX-02.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in that certain registration statement on Form S-8 (File No. 333-255064) (including any prospectus forming a part of such registration statement) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press Release dated May 10, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: May 10, 2022	By:	/s/ Lori Hollander.
Name: Lori Hollander
Title: Vice President Financial Planning and Analysis